October 26, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Kathleen Collins

RE:	TiVo Corporation

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-37870

Ladies and Gentlemen:

In response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated October 3, 2017, with respect to the above-referenced filings, TiVo Corporation (the “Company”) is filing this response letter. For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been reproduced below for each comment.

Consolidated Financial Statements

Note (10) Commitments and Contingencies, page F-38

1.	Please refer to our prior comment 3 and address the following:

•	Explain why you entered into a settlement agreement with DISH prior to the acquisition of TiVo for legacy TiVo’s past infringement. Clarify how you knew about any assertion of infringement by DISH for legacy TiVo’s past products such that a release from past infringement and covenant not to sue would be necessary.

The Company respectfully advises the Staff that the release and covenant not to sue were negotiated as a package with the Rovi patent license agreement to DISH, as is customary with the Company’s patent license agreements. Prior to these discussions the Company is not aware of DISH asserting that Legacy TiVo was infringing on its patents nor are we aware of DISH offering or licensing these patents to any other parties.

•	If legacy TiVo was not accruing or disclosing a patent infringement contingency, tell us why a $60 million payment for past legacy TiVo products was conditioned upon the effectiveness of the TiVo merger and explain how this amount was determined.

The Company has provided its response to the Staff’s questions supplementally under separate cover.

•	Clarify whether any pricing included in Rovi’s license agreement with DISH was contingent on the merger. Specifically, tell us whether the $60.3 million was contemplated in that agreement or whether there were pricing changes that would occur if the merger was not completed.

The Company has provided its response to the Staff’s questions supplementally under separate cover.

•	Describe the legacy TiVo products to be provided to DISH under the arrangement and clarify whether these are provided at no cost. If so, tell us how you valued such arrangements in accounting for the DISH settlement. Alternatively, tell us how you determined the pricing for these products.

The Company has provided its response to the Staff’s questions supplementally under separate cover.

•	Clarify whether you believe the release and covenant not to sue have stand-alone value or whether you believe they are one unit of account and provide the basis for your conclusion.

•	Tell us how you concluded that being unable to estimate a fair value for the past infringement or covenant not to sue precluded allocation of the amount paid to the two elements. Analogy to ASC 605-25-30-2 allows for a best estimate when vendor specific objective evidence or third-party evidence are not available.

The Company has provided its response to the Staff’s questions supplementally under separate cover.

Additionally, the Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me via telephone at (408) 562-8400 or fax (408) 562-1807 if you have any questions or would like any additional information regarding this matter.

Sincerely,

TiVo Corporation

By:	/s/ Peter C. Halt
Peter C. Halt
Chief Financial Officer

cc: Pamela Sergeeff, Executive Vice President, General Counsel & Secretary, TiVo Corporation